

April 25, 2023

George Lai
Chief Financial Officer
The9 LTD
17 Floor, No. 130 Wu Song Road
Hong Kou District, Shanghai 200080
People's Republic of China

> **Re: The9 LTD**
> **Form 20-F for the Year Ended December 31, 2021**
> **Correspondence Filed March 20, 2023**
> **File No. 1-34238**

Dear George Lai:

We have reviewed your March 20, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2023 letter.

Correspondence Filed March 20, 2023

General

1. We note your proposed disclosure in response to comment 1 that "the SEC's views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution." Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

2. We note your response to prior comment 2, including proposing the addition of four risk factors addressing a discussion of your business and NFTs. Please further revise your risk

factor titled "The operation of our NFT trading and community platform is dependent on accepted and secured blockchains" to expand your discussion to disclose how this risk may affect you (e.g., impact to your business operations or financial performance, including identifying relevant blockchains on which your platform operates and discussion of risks that may impact the security and reliability of these blockchains). We note your response to comment 5 that identifies your use of Polygon and Ethereum blockchains.

Additionally, please revise your risk factor titled "There can be no assurance that the market for NFTs will be developed and sustained, which may materially adversely affect our business operations" to expand your discussion to disclose the implications to you of users being unable to trade, purchase and sell their NFTs.

3. We note your proposed revised disclosure in response to comment 4 and reissue our comment. Please provide a detailed legal analysis, specifically addressing your role in the creation of the NFTs and operation of the platform, including the company's efforts to limit supply and to operate and maintain the secondary market. The legal analysis should specifically address your operations pre-May 2022 changes and post-May 2022 changes and how these facts apply under the *Howey* test.

4. We note your response to prior comment 6, including the terms of the licensing agreements that entitle the company to use the NFTs. However, in your response you state that "[c]ooperation under the licensing agreement is mostly exclusive for the term of such license agreements." Please include in your disclosure a description of the term for such licensing agreements as well as expand your disclosure to explain the meaning of what constitutes "mostly exclusive" cooperation.

You may contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Hapling Li